SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONCLUDES 5 YEAR PAY DEALS AT ALL 76 PILOT BASES

AS ITS 2 LARGEST CABIN CREW BASES (DUB & STN) VOTE TO ACCEPT NEW IMPROVED 5 YEAR DEALS

Ryanair, Europe's favourite airline, today (25 Nov) held its annual European Works Council (EWC) meeting in Dublin where it announced that it had concluded 5 year pay agreements with all 76 of its pilot bases across Europe, and has now commenced a similar process with its cabin crew, after its 2 largest bases at Dublin and London Stansted airports voted (in secret ballot) to accept 5 year deals incorporating pay increases, improved rosters and rapid promotion opportunities, as Ryanair's low fare model continues to grow strongly.

Following weeks of direct negotiations between Ryanair and its elected cabin crew representatives, using long established collective bargaining structures, Ryanair's cabin crew at its Dublin and London Stansted bases have voted, by over 90%, to accept new 5 year pay agreements which will deliver:

- Guaranteed pay and allowance increases each year over the next 4 years

- Improved fixed rosters with 5 days on, 3 days off (a bank holiday every week)

- Improved sickness benefits

- New cabin crew uniforms

- More promotion opportunities as Ryanair embarks on an 8 year, 400 aircraft acquisition program

The successful conclusion of these deals means that pilots at all 76 Ryanair bases, and now the cabin crew at Ryanair's 2 largest bases (Dublin and London Stansted), have secured improved pay and condition deals which will provide them with increased pay and job security over the next 5 years. New cabin crew negotiations will now commence at all of Ryanair's other cabin crew bases.

Ryanair's Chief People Officer, Eddie Wilson said:

"The last 10 months have been an extremely busy period for Ryanair's people. Not alone have we rolled out year 2 of our "Always Getting Better" programme, while delivering increased load factors and industry leading traffic growth, but we have also been working hard behind the scenes to negotiate and conclude improved pay and condition deals for all our frontline teams.

Having this year completed 5 year pay deals for all of our 76 pilot bases, we are now rolling this process out to our cabin crew bases, starting with the two largest at Dublin and Stansted, where we have now negotiated improved pay and better roster deal for our cabin crew. We will now roll this process out to the 74 other cabin crew bases across Europe.

The fact that Ryanair is continuing to use our improving financial performance to improve the pay and conditions of our frontline people underlines the long standing success of Ryanair's collective bargaining model, which continues to deliver improved pay and conditions as well as job security for our pilots and cabin crew at a time when their counterparts in other European airlines are facing job cuts, pay cuts or are engaged in industrial action.

We are extremely proud that during the 30 year history of Ryanair, our customers have never been disrupted by a strike by Ryanair people. This is a record unmatched by any other European airline, and we trust that with these new improved 5 year pay deals, we can maintain that successful record until at least 2020."

ENDS

For further information
please contact:            Robin Kiely                             Joe Carmody
                                      Ryanair Ltd                              Edelman Ireland
                                      Tel: +353-1-9451949            Tel: +353-1-6789 333
                                      press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 November, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary